# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xometry Inc., CIK 0001657573
CUSIP: 98423F109
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 6116 Executive Boulevard, Suite 800, North Bethesda, Maryland (MD), 20852
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-22-015453
Filed by CIK 0000885062

## Reporting persons
- Brown Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 1,747,519; shared voting power 0; sole dispositive power 3,446,223; shared dispositive power 0; aggregate amount beneficially owned 3,446,223 (7.17% of the class)

## Item 1. Issuer
Name of issuer: Xometry Inc.
Address of issuer's principal executive offices: 6116 Executive Boulevard, Suite 800, North Bethesda, MD 20852

## Item 2. Person Filing
Name of person filing: Brown Capital Management, LLC
Address of principal business office or, if none, residence: 1201 N. Calvert Street, Baltimore, Maryland 21202
Citizenship: State of Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3446223
Percent of class: 7.17%
Sole power to vote or to direct the vote: 1747519
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 3446223
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the shares set forth in Item 4 are owned by various investment advisory clients of Brown Capital Management, LLC, which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares and/or its ability to vote such shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brown Capital Management, LLC: /s/ Eddie C. Brown, Eddie C. Brown, CEO (05/15/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.